Filed by:  NiSource Inc.
                    Pursuant to Rule 425 under the Securities Act of 1933

                                  Subject Company:  Columbia Energy Group
                                Registration Statement File No: 333-33896

        On October 12, 2000, NiSource Inc. issued a press release
   regarding its post-merger staffing plan.   The text of the press
   release is set forth below.


                            TEXT OF PRESS RELEASE
                              OCTOBER 12, 2000

   FOR IMMEDIATE RELEASE


   FOR ADDITIONAL INFORMATION
   Media: Sally A. Anderson                 Investors: Dennis Senchak
          (219) 647-6203                               (219) 647-6085

   Local Contacts:     See page 3


             NISOURCE INC. ANNOUNCES POST-MERGER STAFFING PLAN;
                      TRANSITION PROCESS BEGINS DEC. 1

        MERRILLVILLE, IND. (October 12, 2000) - NiSource Inc. today announced a plan designed to increase efficiencies and eliminate redundancies following its merger with Columbia Energy Group. As part of that plan, employees have been notified that approximately 800 positions or five percent of the current combined workforce will be eliminated beginning December 1.

        The reductions include voluntary early retirements as well as voluntary and involuntary separations. They will be located throughout the organization geographically and at all staff levels. Employees leaving the companies involuntarily will be provided separation benefits as well as assistance in seeking new career opportunities.

        Pending approval by the U.S. Securities and Exchange Commission, the NiSource/Columbia merger announced Feb. 28 is expected to close on Nov. 1. The combination creates a super-regional energy powerhouse serving 3.6 million gas and electric customers in nine states, with access to 30 percent of the U.S. population representing 40 percent of the nation's energy consumption.

        The workforce reduction is part of a total plan projected to realize merger synergies ranging from approximately $100 million in 2001 up to $175 million in 2004, through increased revenue, consolidations, improved efficiencies and greater use of new technologies. Most of the projected savings will come from the elimination of duplicate corporate and administrative programs.





        The combined company plans to take a pre-tax restructuring charge in the fourth quarter 2000, primarily to cover costs related to the staff reductions and reorganization. As previously announced, the new NiSource expects to strengthen its balance sheet by nearly $1.5 billion through the sale of non-core assets.

        NiSource Inc. (NYSE: NI) is a holding company with headquarters in Merrillville, Ind., whose primary business is the distribution of electricity, natural gas and water in the Midwest and Northeastern United States. The company also markets utility services and customer-focused resource solutions along a corridor from Texas through Chicago to Maine. More information about the company is available on the Internet at www.nisource.com.

        Columbia Energy Group (NYSE: CG), based in Herndon, Va., is one of the nation's leading energy services companies. Its operating companies engage in nearly all phases of the natural gas business, including exploration and production, transmission, storage and distribution. More information about Columbia is available on the Internet at www.columbiaenergygroup.com.

        This release contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are subject to various risks and uncertainties. The factors that could cause actual results to differ materially from the projections, forecasts, estimates and expectations discussed herein include factors that are beyond the companies' ability to control or estimate precisely, such as estimates of future market conditions, the behavior of other market participants and the actions of federal and state regulators.

        Other factors include, but are not limited to, actions in the financial markets, weather conditions, economic conditions in the two companies' service territory, fluctuations in energy-related commodity prices, conversion activity, other marketing efforts and other uncertainties. These and other risk factors are detailed from time to time in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of the document.

        In addition to other documents filed with the Securities and Exchange Commission by the two companies, NiSource and the new holding company have filed a registration statement, which contains a joint proxy statement for NiSource and Columbia Energy Group. The final joint proxy statement/prospectus, dated April 24, 2000, is available and has been distributed to the companies' shareholders. Investors and security holders are urged to read the joint proxy statement/prospectus and other relevant documents filed with the SEC because they contain important information. Investors and security holders may receive the joint proxy statement/prospectus and other documents free of charge at the SEC's Web site, www.sec.gov, from NiSource Investor Relations at 801 East 86th Avenue, Merrillville, Indiana 46410 or at its Web site, www.nisource.com, or from Columbia Investor Relations at 13880 Dulles Corner Lane, Herndon, Virginia 20171 or at its Web site, www.columbiaenergygroup.com.


   LOCAL CONTACTS


   State                    Contact Person                Telephone No.
   -----                    --------------                -------------

   West  Virginia           Karl Brack                    304-357-2396

   Indiana                  Regina Biddings               219-647-6204

   Virginia                 Laura Bateman                 804-323-5357

   Kentucky                 Lisa Smith                    859-288-0245

   Ohio                     Steve Jablonski               614-460-4605

   Pennsylvania/Maryland    Rob Boulware                  412-572-7136

   Texas                    Bob Kiser                     713-267-4180

   Massachusetts/Maine/
       New Hampshire        Carol Churchill               508-836-7370



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